Via Facsimile and U.S. Mail
Mail Stop 6010

June 4, 2008

Mr. Marc D. Hamburg
Vice President and Chief Financial Officer
Berkshire Hathaway Inc.
1440 Kiewit Plaza
Omaha, Nebraska 68131

Re: Berkshire Hathaway Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2008
File No. 1-14905

Dear Mr. Hamburg:

    We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Property and Casualty Losses, page 39

1. You disclosed that in certain European countries clients report claims on an

annual basis 90 to 180 days after the end of the annual period. Since this poses the potential for a higher degree of uncertainty related to your estimate of assumed loss reserves please disclose the following:

- The dollar amount of loss reserves recorded based on information received from the cedants and for those contracts where you do not receive information from cedants, the amount of the reserves recorded and how you estimate those reserves; and
- The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved.

Financial Statements, page 50

2. You appear to have a significant ownership interest in Moodys Corporation. Please provide the related party disclosures required by paragraph 2 of SFAS 57.

Consolidated Statements of Cash Flows, page 53

3. You disclosed that you received premiums on put options of $2.9 billion in 2007. Please tell us how you classified the premiums received on put options in your statements of cash flows.

Note 4 – Investments in fixed maturity investments, page 61

4. Please disclose the amount of securities that are guaranteed by third parties along with their credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Form 10-Q for the Fiscal Quarter ended March 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations Investment and Derivative Gains/Losses, page 23

5. Please explain in more detail how the derivative contracts are fair valued and provide a more robust disclosure of the various inputs and assumptions used in the respective models. Please also include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumptions used would have on the financial statements at the balance sheet date.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3387.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief